UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2021

KING LLC MERGER SUB, LLC

(Exact name of registrant as specified in its charter)

Delaware	001-39647	98-1556740
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Third Avenue New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 891-2100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities	registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

INTRODUCTORY NOTE

As previously announced, KORE Group Holdings, Inc. (f/k/a King Pubco, Inc. “Pubco”), a Delaware corporation, Cerberus Telecom Acquisition Corp., a Delaware corporation (“CTAC”), King Corp Merger Sub, Inc. (“Corp Merger Sub”), a Delaware corporation, King LLC Merger Sub, LLC (“LLC Merger Sub”), a Delaware limited liability company, and Maple Holdings Inc. (“KORE”), a Delaware corporation entered into an Agreement and Plan of Merger dated March 12, 2021, as amended on July 27, 2021 and September 21, 2021 (the “Merger Agreement”).

As previously reported on the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 29, 2021, CTAC held a special meeting, at which CTAC’s shareholders voted to approve the proposals outlined in the proxy statement filed by CTAC with the SEC on August 13, 2021 (the “Proxy Statement/Prospectus”), including, among other things, the adoption of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement.

As previously reported on the Current Report on Form 8-K filed by Pubco with the SEC on October 6, 2021, on September 29, 2021, CTAC merged with and into LLC Merger Sub (the “Pubco Merger”), with LLC Merger Sub being the surviving entity of the Pubco Merger and Pubco as parent of the surviving entity.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

In connection with the Pubco Merger, on September 30, 2021, LLC Merger Sub notified the New York Stock Exchange (the “NYSE”) that the transaction had closed and requested that the NYSE (i) suspend trading of the units, ordinary shares and warrants of CTAC on the NYSE, (ii) withdraw the units, ordinary shares and warrants of CTAC from listing on the NYSE and (iii) file with the SEC a notification on Form 25 to delist the units, ordinary shares and warrants of CTAC from the NYSE and deregister the units, ordinary shares and warrants of CTAC under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). On October 1, 2021, the NYSE filed with the SEC a notification on Form 25 to delist the units, ordinary shares and warrants of CTAC from the NYSE and the units, ordinary shares and warrants of CTAC under Section 12(b) of the Exchange Act. As a result, the units, ordinary shares and warrants of CTAC are no longer listed on the NYSE.

Additionally, LLC Merger Sub, as the surviving entity of the Pubco Merger, intends to file with the SEC a certification and notice on Form 15 under the Exchange Act requesting the deregistration of the units, ordinary shares and warrants of CTAC under Section 12(g) of the Exchange Act and the suspension of LLC Merger Sub’s, as the surviving entity of the Pubco Merger, reporting obligations under Section 15(d) of the Exchange Act as promptly as practicable.

Item 3.03. Material Modification to Rights of Security Holders.

In connection with the Pubco Merger, on September 29, 2021, CTAC adopted the certificate of formation of LLC Merger Sub and the limited liability company agreement of LLC Merger Sub in effect immediately prior to the Pubco Merger. Copies of the certificate of formation of LLC Merger Sub and the limited liability company agreement of LLC Merger Sub are filed as Exhibits 3.1 and 3.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 5.01. Changes in Control of Registrant.

Reference is made to the disclosure in the Proxy Statement/Prospectus in the section titled “Proposal No. 2— Cayman merger proposal,” which is incorporated herein by reference. Further reference is made to the information contained in Introductory Note and Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

Item 5.03. Amendments to Certificate of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in Item 3.03 of this Current Report on Form 8-K is incorporated by reference into this Item 5.03.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

3.1	Certificate of Formation of King LLC Merger Sub, LLC.

3.2	Limited Liability Company Agreement of King LLC Merger Sub, LLC.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between LLC Merger Sub, CTAC and KORE, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the anticipated terms of the transaction and the satisfaction of closing conditions to the transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are projections and other statements about future events that are based on current expectations and assumptions and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of LLC Merger Sub, CTAC and KORE. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by CTAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LLC Merger Sub, CTAC nor KORE presently know or that LLC Merger Sub, CTAC and KORE currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. LLC Merger Sub, CTAC and KORE anticipate that subsequent events and developments will cause LLC Merger Sub’s, CTAC’s and KORE’s assessments to change. Readers are cautioned not to put undue reliance on forward-looking statements, and LLC Merger Sub, CTAC and KORE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LLC Merger Sub, CTAC nor KORE gives any assurance that either LLC Merger Sub, CTAC or KORE will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KING LLC MERGER SUB, LLC
Dated: October 26, 2021
	By:	/s/ Michael Palmer
Name: Michael Palmer
Title: Authorized Signatory